January 14, 2011

Mr. Russell Mancuso

Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Tornier B.V.
Registration Statement on Form S-1 (File No. 333-167370)

Dear Mr. Mancuso:

On behalf of Tornier B.V. (the “Company”), and following discussions with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 13, 2011, we hereby submit to the Commission a supplemental response letter pertaining to the Company’s Registration Statement on Form S-1 filed on June 8, 2010, as amended on July 15, 2010, August 11, 2010, September 14, 2010, October 4, 2010, October 14, 2010, October 27, 2010, November 12, 2010 and January 7, 2011 (the “Registration Statement”), in respect of the initial public offering of its ordinary shares and contained in comment 41 of your initial comment letter dated July 2, 2010 to the Company.

Comment:  We see that the fair value of ordinary shares underlying stock option grants was determined by your board of directors.  Once pricing information is available, please revise to provide a specific discussion of each significant factor contributing to any difference between the estimated fair value as of the date of grant and the estimated IPO price (or pricing range) for the 12 months prior to the contemplated IPO. Please note that we are deferring final evaluation of stock-based compensation until the estimated offering price is specified, and we may have further comments in that regard when you file an amendment containing that information.

Response:  The Company respectfully advises the Staff that on July 18, 2006, the Company adopted the Tornier B.V. Stock Option Plan (the “Stock Option Plan”) and has issued options to certain directors and officers of the Company thereunder.  The estimated fair value of ordinary shares underlying stock option grants during the 2010 last calendar year was determined by the Company’s board of directors to be $7.50.  This determination was supported by reviewing certain factors as disclosed in the Registration Statement, including, but not limited to, quarterly results in 2010, current market conditions and the impact of various 2010 corporate transactions, and by reviewing an updated independent valuation report.

On January 13, 2011, after taking into account a 1-for-3 reverse stock split to be effected immediately prior to the effectiveness of the Registration Statement (the “Stock Split”), the Company determined that the estimated initial public offering price of its ordinary shares would be between $19.00 and $21.00 per ordinary share (between $6.33 and $7.00 per ordinary share before giving effect to the Stock Split). While there can be no assurance that the Company will be able to obtain such a price, based on information currently available, the Company estimates at this point in time that this range is likely for an initial public offering expected to price in the near future.  As a result, based on this initial public offering price range, which will be reflected in the Company’s next amendment to the Registration Statement and on the front page of the Company’s preliminary prospectus, there will not be any significant difference between the estimated fair value of the Company’s ordinary shares as of the date of any grant for the 12-month period prior to the contemplated offering and the estimated price range.  In fact, assuming an initial public offering price of $21.00 per share, the high end of the estimated price range, such offering price would have constituted a decrease of approximately 7% from the fair value ascribed to the ordinary shares since the date of the Company’s last option grants on December 16, 2010, which were granted with an exercise price of $22.50 (after giving effect to the Stock Split).  Therefore, the Company respectfully submits that all options granted under the Stock Option Plan within the last 12 months were made at the then-fair market value.

Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8656 with any further questions or comments.

Very truly yours,

/s/ Jeffery Fang

Jeffery Fang

Enclosures

cc:	Mr. Tom Jones, Staff Attorney
Carmen L. Diersen, Global Chief Financial Officer
Cristopher Greer, Esq.